UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

ORANGE

Date: July 29, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

H1 2014 results

Stéphane Richard, Chairman and CEO
Gervais Pellissier, Deputy CEO and CFO

July 29th, 2014



orange

disclaimer

This presentation contains forward-looking statements about us. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others: intense competition in the telecommunications industry, our ability to find growth opportunities in new markets and activities, deterioration of the general economic and business conditions in the markets served by us, or the failure of such conditions to improve, overall trends in the economy in general and in our markets, the effectiveness of the Conquests 2015 industrial project, including, but not limited to, the success of the action plans regarding human resources and information technologies, network development, customer satisfaction and international expansion, as well as the effectiveness of other strategic, operating and financial initiatives, our ability to adapt to the ongoing transformation of the telecommunications industry, in particular to technological developments and new customer expectations, legal and regulatory developments and constraints, and the outcome of legal proceedings related to regulation and competition, the success of our domestic and international investments, joint ventures and strategic relationships, risks related to information and communication technology systems generally, exchange rate fluctuations and interest rate fluctuations, our ability to access the capital markets and the conditions of capital markets in general. More detailed information on the potential risks that could affect our financial results can be found in the Registration Document filed with the French *Autorité des Marchés Financiers* (AMF) on April 29, 2014 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2014. Except to the extent required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update forward-looking statements.

1

H1 2014 highlights

Stéphane Richard

Chairman and CEO

H1 2014 EBITDA margin stabilized

revenues

19.6 €bn

-3.6% yoy cb

-2.6% ex. reg.

EBITDA*

6.1 €bn

-3.5% yoy cb

capex

2.5 €bn

+3.1% yoy cb

12.8% of rev.

indirect opex savings

213 €m

>€300m new FY14 ambition

EBITDA* margin

31.3%

stable yoy

net debt

-3.3 €bn

2.17x EBITDA*

net debt / EBITDA* closer to 2x

* EBITDA refers to restated EBITDA unless otherwise indicated, see slide 29 for EBITDA restatements
yoy: year-on-year; comparison with same quarter previous year
qoq: quarter-on-quarter; comparison with previous quarter

solid Q2 14 mobile commercial performance across the Group

179m mobile customers with network quality as key driver

investments

4G coverage
in % of pop.

launched in Poland, Belgium and Romania in H1 14 and Slovakia early July

France	69%
UK	73%
Spain	>50%

3G coverage
in Africa & Middle East

# 3G countries	18/21
# of new 3G sites over H1	+9%
total network capex (yoy)	+20%

Orange Money

14
countries out of 21

QoS

#1 mobile network in France*
in 4G speed in Belgium and UK*

#1 in customer satisfaction in 15 out of 18 countries
in Africa & Middle East*

commercial performance

4G customers

2.0m in France	+0.6m in Q2 14
4.2m in UK	+1.3m in Q2 14
1.4m in Spain	+0.4m in Q2 14

Africa & Middle East

91.8m mobiles customers

10.8m orange money customers — +0.9m in Q2 14

* source: ARCEP for France, Commsquare for Belgium, RootMetrics for UK, independant company for Africa & Middle East

fixed broadband driven by FTTH and convergence

57m Group fixed customers at the end of June 2014

investments

FTTH homes connectable

France	3.0m
Spain	0.8m

QoS

÷4 failure rate compared to DSL*

commercial performance

415k FTTH customers in France (+50k in Q2 14)

convergence

as % of BB customers & qoq evolution

France	41%	+2pts in Q2 14
Spain	75%	+3pts in Q2 14
Poland	18%	+4pts in Q2 14

convergent customers

France	4.2m	+195k in Q2 14
Spain	1.4m	+88k in Q2 14
Poland	0.4m	+66k in Q2 14

-7pts yoy of BB quarterly churn rate in Spain

* failure rate during the first 30 days of service; source ARCEP

2

H1 2014 results overview

Gervais Pellissier

Deputy CEO and CFO

H1 2014 revenues

better revenue trend in France, Poland & strong growth in Africa and the Middle-East

Group €19.6bn	Q2 2014	H1 2014
yoy cb	-3.4%	-3.6%
ex. reg.	-2.3%	-2.6%

by activity



€0.4bn
€3.5bn
€6.4bn
€0.6bn
€8.6bn

	yoy H1'14	yoy H1'13
other		
enterprise & IC&SS	-2.1%	-3.6%
fixed services	-1.0%	-3.4%
mobile equipment sales	+21.9%	+10.2%
mobile services	-7.3%	-6.4%

by segment



yoy H1'14
yoy ex.reg
€0.9bn
-0.5%
IC&SS
€3.1bn
-2.7%
Enterprise
France
€9.6bn
-4.6%
-4.4%
€2.1bn
+7.4%
+7.6%
Africa & Middle-East
other european countries
€1.4bn
-10.1%
-7.0%
Poland
€1.5bn
-6.7%
-3.6%
Spain
€1.9bn
-5.0%
-0.8%

EBITDA pressure more than halved, EBITDA rate stabilized
EBITDA down -€221m vs. -€526m in H1 2013



yoy change in Group Opex base
in €m
indirect costs
direct costs
+74
193
-119
178
-344
-166
-129
-312
-441
-217
-271
-488
-213
-298
-511
H1 12
H2 12
H1 13
H2 13
H1 14
% of commercial & content cost savings in direct cost reductions
21%
40%
60%



change in restated EBITDA*
in €m
stable margin rate
31.3%
6,362
-733
direct costs
+144
+180
-26
+298m€
indirect costs**
+130
+83
+213m€
31.3%
6,140
H1 13 cb
revenues
interco costs
commercial & content costs
other direct costs
labour opex
IT&N, property, G&A & other
H1 14

new ambition of >€300m indirect costs decrease in 2014

* see slide 29 for EBITDA restatements

** underlying indirect costs yoy improvement of €191m after excluding gain from Arkadin disposal

decrease of labour expenses confirmed

with a positive volume effect offsetting the salary policy and other effects

Group labour expenses down €130m
in €m



-2.9%
+145
+51
-31
-35
-66
-4,384
-4,514
+196
H1 13 cb
volume effect
salary policy effect & other*
H1 14
France
International

Group average FTE** down -4% in 1 year
(in '000s)



-4.0%
160.0
153.6
France
96.4
92.6
International
63.6
60.9
H1 13 cb
H1 14

€130m reduction in labour expenses in H1 14 impacted by :

- a significant volume effect of almost €200m
  - driven by a 4% yoy drop in the average number of full-time employees
  - sourced mainly in France & Poland
- moderate impact of salary policies on labour costs per FTE
  - with France at +1.9%, helped by employee tax offsets in France (CICE) for €16m yoy
  - International at +3.3%

* o/w profit sharing ** Average Full Time Equivalents

increased CAPEX on 4G and FTTH to support future growth

investment in very high speed networks (4G, FTTH and VDSL) up +64% yoy


CAPEX evolution in €m
CAPEX as % of revenues
+3.1%
2,425
+92
+62
-78
2,501
4G
FTTH
VDSL
mutualisation,
rationalization
& phasing out
11.9%
12.8%
H1 13 cb
H1 14

as of H1 2014

France

- 6,505 4G sites, covering 69% of population, up 19pp from 50% end of 4Q13, with Orange providing best throughput, above 20Mbps.
- Orange recognized again by ARCEP as having best quality of service for mobile networks
- +455k FTTH homes connectable (+18% vs. end of 4Q13)


FTTH connectable homes
(vertical), in millions
2.1
2.3
2.6
2.7
3.0
+43% yoy
Q2 13
Q3 13
Q4 13
Q1 14
Q2 14

Spain

- >50% of population covered by 4G, from 30% end of 2013

Poland

- 9,600 3G sites shared with T-Mobile
- 3,500 4G sites covering 52% of population

Rest of the World

- €479m invested in H1 14 in Rest of the World, +€105m vs. H1 2013
- strong acceleration in 4G across Europe: sharp increase in Mobistar population coverage (65%); Romania and Slovakia 4G commercial launch, resp. in April and July 2014

net income
net income reflecting Ebitda decline

in €m	H1 2013 historical	H1 2014 actual
EBITDA reported	6,417	5,917
depreciation & amortization	-2,962	-2,988
impairment of goodwill & assets	-388	-271
share of profit (losses) of associates	-74	-18
operating income	2,993	2,640
financial result	-869	-861
tax	-915	-888
net income	1,209	891
minority interests	141	147
net income Group share	1,068	744

1 impairment of goodwill in Belgium (€229m) mainly due to the implementation of the pylons tax

* see slide 29 for EBITDA restatements

orange

continued net debt reduction in H1, accelerated by the issuance of hybrids

net debt evolution
in €bn



-€3.3bn
€-0.6bn
30.7
-3.6
0.4
0.4
0.8
1.1
1.3
0.1
0.2
-0.9
-0.2
30.2
-2.7
27.4
net debt end 2013
restated EBITDA-CAPEX
net debt end of June 2014 excl. hybrid bonds issue
hybrid bonds issue
net debt end of June 2014
spectrum & licences
dividends to minorities
restructuring and litigation
taxes (excl. litigation)
net financial expenses
working capital & other operational items
dividends to ORA shareholders
acquisitions and disposals
other financial items

net debt/ EBITDA * ratio

2.37x	2.17x

as of 30th of June, 2014

strong liquidity position	€12.7bn
av. weighted cost of debt in bonds	4.77%
average maturity**	10 years

* calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of the EBITDA of EE JV
** excluding TDIRA

orange

3

business review

Gervais Pellissier

Deputy CEO and CFO

H1 2014 France financials
growing EBITDA margin rate and improved revenue trend

in €m	Q2 14	change yoy cb	H1 14	change yoy cb
revenues	4,803	-4.2%	9,614	-4.6%
excl. regulation		-4.0%		-4.4%
mobile services	1,930	-9.5%	3,878	-9.6%
mobile equipment	111	-1.3%	230	-0.5%
fixed services	2,647	+0.1%	5,267	-0.8%
other revenues	116	-6.0%	240	-4.8%
restated EBITDA*			3,571	-3.2%
restated EBITDA* margin			37.1%	+0.5pt

EBITDA margin rate growing +0.5pt yoy
- direct costs decreased without impacting commercial performance
- increased efficiency in customer and intervention processes

better mobile services trend at -9.5% after -9.7% in Q1
- 85% of the contract customer base on a post April 2013 offer
- annual rolling ARPU at -9.2% after -10.4% in Q1

improved fixed services
- fixed services ex. reg at -€55m (-1.0%) vs. -€178m in H1 13 (-3.2%)
- +0.7% BB revenues
- wholesale increase due to volume effect of unbundled lines

revenues evolution breakdown (in €m)



10,079
-18
-379
-1
-170
+15
+100
-12
9,614
-1.0% ex reg
-8.9% ex reg
H1 13 cb
regulatory impacts
mobile service revenues
mobile equipment sales
narrowband
BB
wholesale
other
H1 14

restated EBITDA: 75% revenue loss offset by cost decrease
(in €m)



3,689
-465
+109
+13
+224
3,571
H1 13 cb
revenues
commercial costs
other direct costs
indirect costs
H1 14

H1 2014 France mobile KPIs

n°1 mobile network quality for the 4th year in a row while leading 4G sites activation, fuelling commercial performance

2G/3G network quality of service
(nb of criteria above average, source ARCEP)



213
75
38
2
orange
SFR
free mobile

4G sites activated / 4G coverage / 4G customers
4G sites activated (source ANFR); 4G coverage (in % of pop., source ARCEP)

Operator	4G sites activated	Change	4G coverage	4G customers
orange	6.5k	+1.1k in Q2 14	69%	2m
Bouygues	6.1k	+0.0k in Q2 14	70%	
SFR	1.8k	+0.2k in Q2 14	30%	
free mobile	1.4k	+0.2k in Q2 14	24%	

best H1 mobile contract net adds*
(in '000s, excl. M2M)



+239
-100
-466
+84
+146
Q2 net adds
Q1 net adds
H1 10
H1 11
H1 12
H1 13
H1 14

	H1 14	
annual rolling contract churn rate	16%	-3 pts yoy
premium** offers as % of contract mass market base	59%	+5 pts yoy
premium** offers as % of contract mass market sales	60%	+7 pts yoy

* restated from 78k SIM transferred to MVNOs

** premium offers : Origami + Open

H1 2014 France fixed KPIs
convergence and FTTH driving broadband value

FTTH fuelling BB customer base growth
(in '000s)


FTTH acquisition
+39
migration
DSL to FTTH
+58
+27
DSL excl.
migration
10,108
FTTH
3 19
9,789
ADSL*
10,174
415
9,759
FY 13
H1 14

share of Premium** on total BB mass market sales **51%** **+21 pts** yoy

increased share of Open and La Fibre
(in '000s)


FTTH net adds
FTTH base
share of Open in BB base
share Open Fibre / total FTTH
27%
26%
206
30
29%
28%
239
33
31%
31%
273
34
36%
34%
319
45
39%
36%
365
47
41%
37%
415
50
Q1 13
Q2 13
Q3 13
Q4 13
Q1 14
Q2 14

* and others (satellite…)
** Play and Jet

H1 2014 Spain

sustained EBITDA thanks to customer acquisitions, cost efficiency, despite persistent competitive pressure

in €m	Q2 14	change yoy cb	H1 14	change yoy cb
revenues	943	-8.6%	1,920	-5.0%
excl. regulation		-4.7%		-0.8%
mobile services	606	-18.6%	1.226	-17.4%
mobile equipment	110	+47.1%	234	+113.1%
fixed services	226	+7.7%	455	+8.8%
other revenues	2	-41.8%	4	-44.2%
restated EBITDA*			461	-1.7%
restated EBITDA* margin			24.0%	+0.8pt

revenues ex-reg. eroding -4.7% in Q2, after Q1 up +3.2% yoy
- swift repricing of mobile and fixed customer bases

good commercial momentum
- Q2 net adds : +105k in mobile contract and +53k in fixed broadband
- better churn in mobile and fixed

restated EBITDA margin improving 0.8pt yoy, at 24.0%
- increasing cost efficiency across the main areas of the business

mobile: contract customer base up 6.2%


mobile customers (in 000s)
+1.5%
12.238
12.420
prepaid
30%
26%
contract
70%
+6.2%
74%
Q2 13
Q2 14

fixed broadband customer base evolution


customers (in 000s)
+21.1%
1,512
1,830
Q2 13
Q2 14

% of customer base repriced (end of period)

mobile	75%	+60 pts yoy
fixed broadband	75%	+20 pts yoy

quarterly churn improving

mobile contract	-3.9 pts yoy
fixed broadband	-7.4 pts yoy

H1 2014 Poland

solid commercial activity, sequentially better revenue trend, improving profitability

in €m	Q2 14	change yoy cb	H1 14	change yoy cb
revenues	740	-5.4%	1,456	-6.7%
excl. regulation		-2.2%		-3.6%
mobile services	349	-8.4%	693	-7.3%
mobile equipment	26	+171.4%	37	+108.5%
fixed services	333	-8.6%	672	-8.6%
other revenues	32	+14.4%	54	-8.5%
restated EBITDA*			466	-4.5%
restated EBITDA* margin			32.0%	+0.7pt

solid trading activity

- effective convergence offers, with +66k Open net adds in Q2 14, for a total of 418k Open customers
- continuing momentum in entry level SIMO offer, with +81k nju.mobile customers net adds in Q2 14, for a total of 560k customers
- fixed broadband customers almost stable vs. Q1 14, at 2,281k
- fixed voice line losses continuously down: -45% vs. Q2 13 and -7% vs. Q1 14

sequentially improving underlying (ex-regulation) revenue trend

- -2.2% in Q2 14 vs. -5.1% in Q1 14, with new instalment model introduced in April

improving restated EBITDA margin

- commercial cost down and other cost reduction initiatives

convergence: continuous momentum in open customers

in '000s and in % of mobile postpaid base



1.8%
3.0%
4.0%
4.8%
5.6%
125
211
286
352
418
Q2 13
Q3 13
Q4 13
Q1 14
Q2 14

mobile: solid customer net additions

in '000s



total net adds
postpaid net adds
61
64
179
82
199
169
70
139
66
99
Q2 13
Q3 13
Q4 13
Q1 14
Q2 14

fixed lines: steady reduction in fixed voice line losses

in '000s



-95
-78
-62
-56
-52
Q2 13
Q3 13
Q4 13
Q1 14
Q2 14

H1 2014 Rest of the World

strong growth in Africa & the Middle-East offsetting MTR decrease in Romania and ongoing repricing in some European countries

in €m	Q2 14	change yoy cb	H1 14	change yoy cb
revenues	1,797	+0.2%	3,661	-0.5%
excl. regulation		+2.5%		+1.1%
Africa & Middle East	1,059	+9.0%	2,073	+7.4%
European countries	716	-10.2%	1,440	-10.1%
other countries	28	-4.9%	159	+1.9%
restated EBITDA*			1,160	-1.0%
restated EBITDA* margin			31.7%	-0.2pt

Africa and Middle-East

- strong growth in Q2 driven by Mali (+36%), Guinea (+57%), Ivory Coast (+11%) and Egypt (+2.7%, driven by data growth at +82%)

European countries

- Q2 revenues significantly impacted by MTR decrease in Romania (MTR divided by ~3) sparking subsequent retail pricing pressure
- better trend in Belgium (-14.3% in Q2 vs -19.6% in Q1) with more than 90% of mass market customers now repriced. Mobistar was nationally recognized for its best quality 4G network, now covering 65% of the population

Ebitda

- strong efforts on costs across both geographies limited the impact on the segment's Ebitda, resulting in a quasi-stable Ebitda margin

Africa & Middle East mobile customer base
+9% yoy

n°1 or n°2 in volume market share in
16 out of 21
Africa & Middle-East countries

operators positioned n°1 or n°2 in value share provide
over 95%
of European revenues

Orange Money customers
10.8m
+46% yoy

H1 2014 Enterprise

improvement in revenue trend with a solid IT growth and lower price pressure

in €m	Q2 14	change yoy cb	H1 14	change yoy cb
revenues	1,574	-3.0%	3,139	-2.7%
voice	407	-7.7%	823	-7.4%
data	721	-5.0%	1,449	-4.1%
IT & integration services	446	+5.3%	867	+5.0%
restated EBITDA*			501	-4.3%
restated EBITDA* margin			16.0%	-0.3pt

- slowdown in the voice revenue decrease confirmed in 1H14 vs 2013 while migrations towards VoIP solutions continue to put pressure on top line
- data services continue to grow in volume with less price pressure intensity than in H2'13 on IPVPN
- IT & integration services growth, supported by Security, Cloud and Image products, and further boosted by acquisitions, confirm the positive trend started end of 2013
- EBITDA margin kept at 16%, with revenue decline mostly offset by cost decrease and dynamic portfolio management

voice services

yoy access growth in France



XoIP
PSTN
+13.6%
+7.5%
+9.5%
-8.7%
-8.9%
-7.7%
2012
2013
H1 14

data services

IPVPN accesses in France, yoy growth



+1.5%
+1.7%
+1.0%
2012
2013
H1 14

IT services

H1 2014 yoy revenue growth



+18%
+17%
+34%
Cloud Services
Video conferencing
Security

EE: EBITDA margin improves, with continued postpaid growth and cost savings; record 1.3m 4G net adds in Q2

H1/14 margin improved to 24.4%, £m



+1.9%
746
23.2%
-4
-32
+50
710
760
24.4%
H1/13
regulation
commercial costs & trading
indirect costs
H1/14

Q2 operating revenue –0.7% ex. reg., £m



-0.9%
-0.7%
1,519
-4
1,515
+26
-42
+6
1,505
Q2/13
regulation
Q2/13 ex regulation
postpaid
prepaid
fixed & w'sale
Q2/14

Network site decommissioning process almost complete



1,390
2,659
4,874
6,010
7,314
H1/12
H2/12
H1/13
H2/13
H1/14

Continued postpaid growth*



Postpaid mobile
M2M
243k
150k
357k
250k
345k
201k
233k
166k
283k
216k
229k
181k
271k
194k
214k
123k
240k
165k
Q2/12
Q3/12
Q4/12
Q1/13
Q2/13
Q3/13
Q4/13
Q1/14
Q2/14

* excluding MVNOs

4

2014 guidance confirmed

Stéphane Richard

Chairman and CEO

2014 guidance

2014 restated EBITDA*
€12.0bn - €12.5bn

stabilised EBITDA* margin rate

net debt / EBITDA**

closer to 2x by year-end 2014

around 2x in the medium term

2014 dividend
€0.60

interim payment €0.20 in December 2014***

selective M&A policy, focus on existing footprint

* restated EBITDA and after Orange Dominican Republic disposal from Q2 2014
** calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of the EBITDA of EE JV
***ex-date December 4th, record date December 8th, payment date December 9th

thank you

appendices

H1 restated EBITDA margin stabilised at 31.3%
thanks to slower revenue decrease and ongoing cost reduction

in €m	H1 13 cb	H1 14 actual	% yoy cb	key points
revenues	20,325	19,592	-3.6%	▪ better trend thanks to France, Poland and AMEA ▪ stronger regulatory effect following MTR decrease in Romania (€-20m out of a Group €-120m Q2 impact) ▪ Q2: -3.4% vs. -3.8% in Q1
excl. regulation			-2.6%	
restated EBITDA*	6,362	6,140	-3.5%	▪ indirect cost reduction €213m; ambition revised to at least €300m decrease for 2014 ▪ stable EBITDA margin, in line with FY guidance ▪ Q2: 31.9% (+0.1pt yoy)
in % of rev.	31.3%	31.3%	0.0pt	
CAPEX	2,425	2,501	+3.1%	▪ 58% dedicated to network (+3 points yoy)
in % of rev.	11.9%	12.8%	+0.8pts	
net debt	29,610	27,419	-7.4%	▪ net debt decrease following Orange Dominicana sale and hybrid bonds issue
net debt / EBITDA	2.37x	2.17x		

yoy: year-on-year; comparison with same quarter previous year
qoq: quarter-on-quarter; comparison with previous quarter

* see slide 29 for EBITDA restatements

orange

revenues evolution


Group (yoy evolution)
organic
ex reg
-1,8 %
-2,5%
-2,4%
-3,8 %
-3,0%
-2,3 %
-3,4%
-4,1%
-4,8 %
-4,0%
-5,1%
-3,8 %
Q1 13
Q2 13
Q3 13
Q4 13
Q1 14
Q2 14
France
-4,0%
-4,2%
Q1
Q2
Q3
Q4
Q1
Q2
Spain
-4,7%
-8,6%
Q1
Q2
Q3
Q4
Q1
Q2
Poland
-2,2%
-5,4%
Q1
Q2
Q3
Q4
Q1
Q2
Rest of Europe
-5,7%
-10,2%
Q1
Q2
Q3
Q4
Q1
Q2
Africa & the Middle-East
+9,2%
+9,0%
Q1
Q2
Q3
Q4
Q1
Q2
Enterprise
-3,0%
Q1
Q2
Q3
Q4
Q1
Q2

EBITDA restatements

in €m	H1 13 cb	H1 14 actual	
EBITDA restated	6,362	6,140	
restructuring	-4	-56	1
litigations	13	-333	2
labour related	-78	-183	
o\w Senior Part Time	-78	-111	
o\w ESOP Cap Orange	-	-72	3
other	-	274	
disposal of Wirtualna Polska		68	
disposal of Orange Dominicana		281	
EBITDA reported	6,293	5,917	

1. mainly related to voluntary departure plans for Enterprise in US and Europe
2. Ebitda for H1 14 impacted by a charge of €333m related to the settlement of litigations both in France and at the Group level
3. cost for employee share plan

cash flow statement

in €m	H1 2013	FY 2013	H1 2014
restated EBITDA* – CAPEX	3,962	7,019	3,639
licences & spectrum	-231	-449	-117
net interest expense cash out	-1,117	-1,566	-795
income taxes cash out	-369	-3,287	-408
change in WCR	-883	-110	-629
other operational items	-210	-344	-786
dividends paid to owners of parent company	-526	-1,314	-1,317
dividends paid to non controlling interests	-262	-359	-202
purchase of own shares	+66	-24	+53
acquisitions and disposals	-42	-27	+900
other financial items **	547	280	+2,970
variation in net debt	935	-181	3,307
net debt	-29,610	-30,726	-27,419
adjusted net debt/EBITDA***	2.37x****	2.37x	2.17x

* see slide 29 for EBITDA restatements
** H1 2014 includes the issue of hybrid bonds for a net amount of €2.7bn
*** calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the UK, by (B) restated EBITDA including 50% of the EBITDA of EE JV
**** tax litigation for €2.1bn paid in July and September – 2.21x without

debt

continued deleveraging and high liquidity combined with a smooth repayment profile

bonds*/bank loans/leases repayments end of june 2014

in €bn



bonds
bank loans &others
0.7
0.3
H2 2014
2.9
2.5
2015
2.9
2.4
2016
3.0
2.6
2017
3.2
2.9
2018
18.3
17.3
>2019

- high liquidity position of €12.7bn as of June 30, 2014 including €6.2bn in cash
- issuances early 2014 at attractive conditions (hybrid bonds of €2.8bn and USD1.6bn notes issued in January, 2014) provide further balance sheet robustness while lowering cost of debt
- best-in-class average maturity

debt structure

Moody's / S&P / Fitch ratings	Baa1 stab / BBB+ neg / BBB+ neg
% of gross debt with fixed rate	90%
% of bond debt in €* (after derivatives)	95%
% of gross debt in bonds	87%
Av. weighted cost of debt in bonds**	
- H1 2014	4.77%
- end 2013	4.83%
- end 2012	5.25%

*excluding TDIRA **source Bloomberg

average maturity* and net debt evolution



47.8
6
05
42.0
7
06
38.0
7
07
35.9
8
08
32.5
7
09
31.8
9
10
30.9
9
11
30.5
9
12
30.7
9
13
10
27.4
H1 2014
average maturity of net debt in years
net debt end of year, in €bn